

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

James P. Ulm, II
Chief Financial Officer
Callon Petroleum Company
2000 W. Sam Houston Parkway South
Suite 2000
Houston, Texas 77042

      Re: Callon Petroleum Company
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed February 28, 2020
         File No. 001-14039

Dear Mr. Ulm:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation